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                                                                          FS-3

                                 PRO FORMA NOTES

(1) Represents the issuance of $750 million of long-term debt at 6.0%. The proceeds from the issuance of the long-term debt were assumed to be used to payoff $750 million of short-term debt with a 2.5% interest rate.

(2) Represents the additional interest expense resulting from the issuance of $750 million of 6.0% long-term debt and the redemption of $750 million of 2.5% short-term debt.

(3) Represents the federal tax benefit, at 35%, of the additional interest expense.